UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

LINCOLN NATIONAL CORPORATION
1993 STOCK PLAN FOR
NON-EMPLOYEE DIRECTORS
(Full title of the Plan)

[Current Registration Number 33-58113]

Lincoln National Corporation
Centre Square West Tower
1500 Market Street, Suite 3900
Philadelphia, PA 19102

(Name of Issuer and principal executive office)

REQUIRED INFORMATION

Because the Lincoln National Corporation 1993 Stock Plan for Non-Employee Directors is an unfunded plan, no plan financial statements or schedules are maintained. Accordingly, no financial statements or schedules are filed with this Annual Report.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

March 30, 2004	/s/ C. Suzanne Womack
C. Suzanne Womack, Administrator
LINCOLN NATIONAL CORPORATION 1993 STOCK PLAN FOR NON-EMPLOYEE DIRECTORS